EXHIBIT 99.1

News Release dated August 2, 2017, Suncor Energy extends condolences on death of former CEO, Rick George

News Release

FOR IMMEDIATE RELEASE

Suncor Energy extends condolences on death of former CEO, Rick George

Calgary, Alberta (August 2, 2017) — Suncor today extended condolences to the family of Rick George, former president and chief executive officer of the company, who passed away in Calgary on August 1, as a result of complications from AML.

“Rick’s impact on the oil sands industry, the Canadian business community, and the broader community has been immeasurable,” said Steve Williams, Suncor’s president and chief executive officer. “His contributions have been significant and far-reaching.  We were saddened to hear the news of his passing and extend our sincerest condolences to his family at this difficult time. Rick was very much admired and loved by his Suncor family.”

A self-described “oil sands guy,” Rick George helped transform Suncor over his 21 years at the helm from an oil sands pioneer to the country’s largest integrated energy company. Joining Suncor in 1991 as chief executive officer, he guided the company in adopting game-changing technologies to improve environmental performance, profitability and competitiveness.

Rick George encouraged the company to adopt a seven point climate action plan in the 1990s, well before many companies had begun to address the environmental impacts of their operations.  In 2009, he oversaw the successful merger of Suncor with Petro-Canada, creating Canada’s leading energy company with operations located coast to coast.  Active in the community, Rick championed the creation of the Suncor Energy Foundation in 1998.

Rick’s accomplishments and contributions were recognized through a series of awards, including Outstanding CEO of the Year, Canadian Energy Person of the Year, and being inducted into the Canadian Petroleum Hall of Fame.  He was also appointed an Officer of the Order of Canada in 2007 in recognition of his commitment to the natural resources sector, Aboriginal communities and sustainable development.

Rick’s vision, wisdom, and courageous leadership at Suncor and in the Canadian business community will be deeply missed.  We express our gratitude to Rick’s wife Julie, sons Matthew, Zachary and daughter Emily for generously sharing him with us.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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